UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

National Home Health Care Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

636380107

(CUSIP Number)
Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis, Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 395,389
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 395,389

11. Aggregate Amount Beneficially Owned by Each Reporting Person 395,389

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.0%

14. Type of Reporting Person (See Instructions)

OO, IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 395,389
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 395,389

11. Aggregate Amount Beneficially Owned by Each Reporting Person 395,389

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.0%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 345,743
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 345,743

11. Aggregate Amount Beneficially Owned by Each Reporting Person 345,743

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.1%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of National Home Health Care Corp. (the "Issuer"). The principal executive office of the Issuer is located at 700 White Plains Road, Suite 275, Scarsdale, NY 10583.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC ("Lawndale");
Andrew E. Shapiro ("Shapiro"); Diamond A Partners, L.P. ("DAP")
(collectively, the "Filers").

DAP is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group. Lawndale and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein.

(b) The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is the investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
LCM	Funds under Management (1)	$3,533,145.88
DAP	Working Capital	$3,089,015.16

(1) Includes funds of DAP invested in Stock.

Item 4. Purpose of Transaction

The Filers ("Lawndale") have continued to evaluate information that National Home Health Care Corp. ("NHHC") has made public so far as well as from other sources regarding NHHC's proposed merger transaction (the "Merger" or "Transaction") with affiliates of Angelo Gordon, in partnership with Eureka Capital Partners and members of management (all together the "Insider Group"). As disclosed in its prior filings of Schedule 13D, Lawndale sent letters (the "Letters") to NHHC's Board of Directors which were attached as Exhibit B to Amendments No. 2 through No. 6 detailing Lawndale's concerns regarding the Transaction, objecting to the merger consideration and process and indicating an intent to vote against the merger and seek appraisal rights unless certain changes were made.

On May 15, 2007, Lawndale sent a letter (a copy of which is attached as Exhibit B hereto, and incorporated by reference in this filing) to NHHC's Board of Directors criticizing it for agreeing to an increase in the break-up fee and-or expense reimbursement contained in the Merger Agreement.

The letter further informed the Board of Lawndale's belief that a new offer from Premier Home Health Care Services, Inc. to acquire NHHC for (x) $12.75 per share in cash plus (y) an amount up to $0.25/share tied to any reduction in the break-up fee and/or expense reimbursement contained in the previously announced Merger Plan between NHHC and the Insider Group is, in Lawndale's opinion, superior to the Insider Group's offer of $12.50/share.

As disclosed in Lawndale's prior letters, Lawndale believes the Merger Agreement was the result of an improper process and resulted in an unfair and inadequate price to the Company's public shareholders.

Lawndale continues to generally support a sale of the Company, but only through a process that is fair to the Company's public stockholders and results in a fair price being paid to the public stockholders.

Lawndale has been and may continue to be in contact with NHHC management, members of NHHC's Board of Directors, prospective acquirers, other shareowners, their advisors and others regarding the Merger and other alternatives that NHHC could employ to maximize shareowner value. Lawndale acquired the Stock solely for investment purposes, and Lawndale may from time to time buy or sell the Stock at its discretion.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since May 8, 2007:
Name	Purchase or Sale	Date	Number of Shares	Purchase Price

NONE

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of its clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B: Letter from Lawndale Capital Management, LLC to the Board of Directors of NHHC dated May 15, 2007.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2007
Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of National Home Health Care Corp. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: June 15, 2006
LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

EXHIBIT B

LETTER TO BOARD MEMBERS OF NATIONAL HOME HEALTH CARE

Andrew Shapiro

President

May 15, 2007

Board of Directors

National Home Health Care Corp.

c/o Corporate Secretary

700 White Plains Road, Suite 275

Scarsdale, NY 10583

To the Board Members of National Home Health Care:

As you know, Lawndale Capital Management and its affiliates have been long-term shareowners of National Home Health Care Corp. ("NHHC" or the "Company") and remain the Company's third largest independent shareowner, owning 395,389 shares, or 7.0% of NHHC's outstanding shares. We have written to you on a number of occasions, urging you to take appropriate action to sell the Company for the highest price reasonably obtainable, rather than entering into transactions which have the apparent purpose and design of favoring the interests of the Fialkow family and other insiders over the interests of the public shareholders. While your actions have, in our opinion, been highly improper we are proud to see that our efforts to encourage alternative bids have had some success.

Earlier today we saw NHHC's press release announcing that Premier Home Health Care Services, Inc. has offered to acquire NHHC for (x) $12.75 per share in cash plus (y) an amount tied to any reduction in the break-up fee and-or expense reimbursement contained in the previously announced Merger Plan between NHHC and the Angelo Gordon-Insider group. Premier's offer is clearly superior to the recently increased Angelo Gordon-Insider group bid that only offered $12.50 per share.

Premier's offer was made despite several key changes to the Angelo Gordon-Insider group Merger Agreement, changes which we believe were improperly designed to stop any additional offers from being made. We further note that Premier's offer provides for up to an additional $0.25 per share above its $12.75 per share offer for an amount the improper break-up fee is reduced. Quite frankly, we were astonished that this Board would have the audacity to lower the break-up fee immediately prior to the April 23, 2007 Delaware court hearing challenging, among other things, that fee, only to dramatically increase the fee once the hearing was concluded. Indeed, we note that the new fee is higher than that provided for in the original agreement, and amounts to approximately $3.8 million, or more than $0.65 per share--well over 5% of the price being paid by the Angelo Gordon-Insider Group's offer. Further, we note that the break-up fee equals over 7% of the Company's equity value minus its net cash, an amount well beyond what is considered normal or appropriate under Delaware law.

It is time for the Board to stop taking actions designed to block the full and fair auction that NHHC shareholders have always deserved. We believe the Board's decision to truncate the limited "auction" between Premier Home Health Care and the Angelo Gordon-Insider group is irresponsible, self-serving and in conflict with the best interests of shareholders and once again demonstrates that a conflicted Board is favoring the Fialkow family interests over those of the company's public shareholders.

Premier's recent offer is another chance for the Board to fulfill its fiduciary duties to all shareholders. We call on you to act in the interests of all shareholders by leveling the playing field and allowing for a fair and open auction.

Yours Sincerely,

Andrew E. Shapiro

President

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